Mail Stop 3561

September 11, 2009

Neal L. Goldberg
Chief Executive Officer
Zale Corporation
901 W. Walnut Hill Lane
Irving, Texas 75038-1003

> **Re:** **Zale Corporation**
> **Form 10-K for the Fiscal Year Ended July 31, 2008**
> **Filed September 26, 2008**
> **Form 10-Q for the Fiscal Quarter Ended October 31, 2008**
> **Filed December 8, 2008**
> **Form 10-Q for the Fiscal Quarter Ended January 31, 2009**
> **Filed March 11, 2009**
> **File No. 001-04129**

Dear Mr. Goldberg:

We have completed our review of the above-referenced filings and have no further comments at this time.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Brinkley Dickerson, Esq.
       Troutman Sanders LLP